



martin currie

MONTHLY INSIGHT

At November 30, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$24.05
Market price	US$24.78
Premium/(discount)	3.04%
Fund size	US$346.0m

Source: State Street Corporation

At November 30, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	3.4	6.4
Year to date	-0.7	5.8
One year	-0.8	9.1
Three years %pa	21.8	19.0

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

Most markets across the greater China region rebounded in November, helped by an easing in the oil price. Investors gradually became inured to pictures of dead chickens (avian 'flu) and unmoved by a new environmental disaster (a chemical plant explosion filled Harbin's water supply with benzene). The best market - and it seems to have been a couple of years since I wrote this - was Taiwan. Our visit to Taiwan was notable for the contrast between the excellent presentations given by Taiwan's cheap and well-managed companies, and the prevailing gloom of local investors. This depressed sentiment has been largely a result of the political impasse, and the prospect of a poor showing by the Democratic Progressive Party (DPP) in mayoral elections on December 3rd, is inducing hope of progress after the election.

The domestic A-share market was the worst performer, marking time as investors absorbed weak earnings growth in the third quarter. This was despite signs that the authorities are now accelerating foreign access to the A-share market. Investors also failed to react to another important development, which will allow companies to offer share options to managers when the current round of non-tradable share reform is completed. If we start to see the managers of state-owned enterprises acting like owners rather than civil servants, our investible universe will be considerably broadened.

The meeting between Presidents Bush and Hu Jintao passed off with little to show save for another large purchase of aeroplanes. Each time an American politician visits Beijing, the airline companies buy Boeing; when European heads of state visit, the put-upon carriers must buy Airbus. Mid-term congressional elections in 2006, and China's mounting trade surplus with the U.S., are likely to ensure that the upward pressure on the Renminbi (Rmb) continues. This will be intensified by any sign of a peak in the U.S. interest rate cycle. Although a temporary solution on textile imports was found, further trade disputes are certain.

November was marked by a large number of Initial Public Offerings (IPOs). Along with the ugly (Construction Bank) and the unexciting (Link REIT), there were a number of interesting, smaller cap companies coming to market. This development is a positive one, offering a wider choice of entrepreneurial companies to investors. The Fund subscribed to the IPO by department store operator Parkson and is taking a holding in Action, a newly-listed designer of integrated circuits.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is 90.0% invested with holdings in 70 companies of which 3 are unlisted. We expect the Fund to be fully invested following the distribution of a substantial cash dividend on December 29, 2005.

During the month, we gradually increased our exposure to the A-share market, adding to holdings in leading garment maker Youngor, in Yangtze Power and in Zhenhua, the world's largest manufacturer of port machinery. We took the opportunity presented by weakness related to avian 'flu worries to add to our holding in the hotel operator, Shangri-la. We took profits on caterer Fu Ji, which now appears expensive.

In the technology area, we sold the STN LCD maker Wintek, as we are worried about its future growth prospects, and bought Radiant, a manufacturer of backlights for TFT LCDs, which should benefit from the coming boom in sales of LCD televisions.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

Data from China continues to indicate that economic growth is strong. Gross Domestic Product (GDP) increased by 9.4% in the first nine months of this year, while retail sales also grew strongly, rising by 12.1% over the same period. In the wake of a new circular from the State Administration of Foreign Exchange (SAFE) on the creation of offshore holding companies, and with the economy continuing to grow, we expect to see more buoyant deal-making. We are building up a pipeline of deals that have the potential to materialize into interesting new investments.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$371.3m
Shares outstanding	14,388,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



Hong Kong	40.7%
Hong Kong 'H' shares	9.8%
Taiwan	16.3%
Singapore	1.7%
Shenzhen 'B' shares	0.8%
United States 'N' shares	1.8%
'A' share access product	15.0%
Direct	3.9%
Other assets & liabilities	10.0%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Information technology	15.1%	26.3%
'A' share access product	15.0%	-
Consumer discretionary	9.9%	6.2%
Industrials	8.7%	11.2%
Financials	8.5%	29.1%
Utilities	8.3%	5.5%
Consumer staples	6.0%	0.9%
Materials	5.3%	6.2%
Telecommunications	5.1%	8.4%
Healthcare	4.2%	-
Energy	3.9%	6.2%
Other assets & liabilities	10.0%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	3.4	0.9
Year to date	-0.7	-24.3
Three years %pa	21.8	28.4

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (3.9%)

CDW Holdings Ltd	Information technology	2.0%
Global e Business	Information technology	0.9%
Captive Finance	Financials	0.9%
teco Optronics	Information technology	0.1%

15 LARGEST LISTED INVESTMENTS (37.4%)

Chaoda Modern Agriculture	Consumer staples	3.8%
China Life Insurance	Financials	3.1%
China Netcom	Telecommunications	3.0%
Cathay Financial	Financials	2.8%
Xinao Gas	Utilities	2.5%
China Minsheng Banking	Financials	2.5%
Zijin Mining	Materials	2.4%
Solomon Systech	Information technology	2.4%
TPV Technology	Industrials	2.4%
Tripod Technology	Information technology	2.2%
Li Ning	Consumer staples	2.2%
Anhui Expressway	Utilities	2.1%
Shenzhen Expressway	Utilities	2.0%
Lenovo	Information technology	2.0%
Merry Electronics	Consumer discretionary	2.0%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**3.4**	**-2.7**	**-0.7**	**-0.8**	**21.8**	**20.0**	**7.4**
MSCI Golden Dragon	6.4	1.2	5.8	9.1	19.0	5.7	n/a
Hang Seng Chinese Enterprise	5.5	-0.5	6.4	1.6	38.4	25.9	n/a
Shanghai Stock Exchange 180	-0.3	-6.7	-10.9	-15.5	-7.9	n/a	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise and the Shanghai Stock Exchange 180. For a full description of each Index please see the final page of this document.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of November 30, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of November 30, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.58
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.11

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**40.7%**
Chaoda Modern Agriculture	682 HK	HK$3.0	34,089,900	13,297,736	3.8%
China Life Insurance	2628 HK	HK$6.1	13,497,000	10,616,801	3.1%
China Netcom	906 HK	HK$12.6	6,435,500	10,456,334	3.0%
Xinao Gas	2688 HK	HK$6.0	11,560,000	8,869,546	2.5%
Zijin Mining	2899 HK	HK$2.7	24,800,000	8,474,697	2.4%
Solomon Systech	2878 HK	HK$3.2	20,698,000	8,474,200	2.4%
TPV Technology	903 HK	HK$6.6	9,968,000	8,355,029	2.4%
Li Ning	2331 HK	HK$5.1	11,400,000	7,497,244	2.2%
Lenovo	992 HK	HK$3.8	14,142,000	6,929,805	2.0%
Shangri-La Asia	0069 HK	HK$11.2	4,318,000	6,208,463	1.8%
Golden Meditech	8180 HK	HK$1.5	27,900,000	5,288,690	1.5%
Ports Design	589 HK	HK$8.1	4,721,500	4,901,200	1.4%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,872,435	1.4%
Comba Telecom Systems	2342 HK	HK$1.9	16,118,000	3,969,823	1.2%
China Shineway Pharmaceutical	2877 HK	HK$3.7	7,615,000	3,584,177	1.1%
China Power International	2380 HK	HK$2.6	10,349,000	3,403,025	1.0%
Global Bio-Chem Technology	809 HK	HK$3.4	7,556,000	3,264,099	1.0%
Digital China	861 HK	HK$2.2	10,692,000	3,067,719	0.9%
Fountain Set	420 HK	HK$3.4	6,714,000	2,835,432	0.8%
FU JI Food & Catering	1175 HK	HK$10.5	1,895,000	2,565,814	0.8%
TCL Multimedia Technology	1070 HK	HK$1.2	15,988,000	2,494,630	0.7%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,493,949	0.7%
Asia Aluminium	930 HK	HK$0.7	23,250,000	2,158,649	0.6%
Ocean Grand Chemicals	2882 HK	HK$1.0	17,379,000	2,128,997	0.6%
China Rare Earth	769 HK	HK$0.7	15,254,000	1,514,611	0.4%
Beiren Printing Machinery	187 HK	HK$1.5	7,000,000	1,335,938	0.4%
Asia Zirconium	395 HK	HK$0.5	13,196,000	850,822	0.3%
Parkson Retail	3368 HK	HK$12.2	535,000	834,768	0.2%
Arcontech	8097 HK	HK$0.1	18,386,000	237,090	0.1%
Hong Kong 'H' shares					**9.8%**
Anhui Expressway	995 HK	HK$4.1	13,938,000	7,279,174	2.1%
Shenzhen Expressway	548 HK	HK$2.5	21,494,000	6,998,504	2.0%
China Shenhua Energy	1088 HK	HK$8.7	4,536,500	5,060,153	1.5%
BYD	1211 HK	HK$11.8	3,225,000	4,886,458	1.4%
Sinotrans	598 HK	HK$2.8	12,835,000	4,634,261	1.3%
China Oilfield Services	2883 HK	HK$2.8	9,546,000	3,415,946	1.0%
Lianhua Supermarket	980HK	HK$8.3	1,500,000	1,605,447	0.5%
Taiwan					**16.3%**
Cathay Financial	2882 TT	NT$60.7	5,438,000	9,848,774	2.8%
Tripod Technology	3044 TT	NT$78.1	3,334,095	7,769,325	2.2%
Merry Electronics	2439 TT	NT$75.1	3,012,016	6,749,188	2.0%
Advanced Semiconductor Engineering	2311 TT	NT$24.2	8,046,000	5,797,643	1.7%
Fubon Financial	2881 TT	NT$26.8	7,180,952	5,731,392	1.7%
Radiant Opto-Electronics	6176 TT	NT$83.4	1,500,000	3,732,601	1.1%
Data Systems Consulting	2447 TT	NT$24.7	4,362,043	3,208,198	0.9%
Cheng Shin Rubber	2105 TT	NT$25.8	4,129,481	3,178,846	0.9%
Synnex Technologies	2347 TT	NT$39.5	2,693,164	3,174,053	0.9%
Taiwan Green Point	3007 TT	NT$74.8	1,286,783	2,871,847	0.8%
Taiwan FamilyMart	5903 TT	NT$50.0	1,645,592	2,462,336	0.7%
Yieh United Steel	9957 TT	NT$7.0	9,483,000	1,991,924	0.6%
Singapore					**1.7%**
Bio-Treat Technology	BIOT SP	SG$1.0	9,799,000	5,707,537	1.7%
Shenzhen 'B' shares					**0.8%**
China International Marine	200039 CH	HK$6.0	3,425,890	2,663,896	0.8%
United States 'N' shares					**1.8%**
China Techfaith Wireless	CNFT US	US$16.2	197,700	3,192,855	0.9%
The9	NCTY US	US$14.6	184,861	2,689,728	0.8%
Chindex International	CHDX US	US$6.8	69,987	477,311	0.1%

'A' share access products				**15.0%**
China Minsheng Banking	US$0.5	16,172,864	8,796,023	2.5%
China Yangtze Power	US$0.9	7,577,738	6,687,043	1.9%
Shanghai Zhenhua Port Machinery	US$0.9	5,287,861	4,856,112	1.4%
Shenergy	US$0.6	5,940,000	3,807,540	1.1%
Xinjiang Tebian Electric	US$0.9	3,577,791	3,343,235	1.0%
China Merchants Bank	US$0.8	4,199,962	3,337,223	1.0%
Shanghai International Airport	US$1.7	1,799,974	3,107,743	0.9%
Qinghai Salt Lake Potash	US$1.3	2,396,122	3,075,334	0.9%
iShares Asia Trust-FTSE/Xinhua	HK$40.7	580,000	3,040,291	0.9%
Youngor	US$0.4	7,562,730	3,013,975	0.9%
Shanghai Port Container	US$1.2	2,434,945	2,998,588	0.9%
Kweichow Moutai	US$5.4	547,906	2,966,126	0.8%
China Petroleum & Chemical	US$0.5	5,539,000	2,819,351	0.8%
Direct				**3.9%**
CDW Holdings Ltd		60,000,000	7,091,538	2.0%
Global e Business		40,000	3,051,694	0.9%
Captive Finance		2,000,000	3,045,000	0.9%
teco Optronics		1,861,710	150,000	0.1%
Other assets & liabilities				**10.0%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Company Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

MSCI Golden Dragon Index
The MSCI Golden DragonSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the China region. As of May 2005 the MSCI Golden Dragon Index consisted of the following country indices: China, Hong Kong and Taiwan.

Hang Seng China Enterprise Index
The Hang Seng China Enterprise Index is a capitalization-weighted index comprised of state-owned Chinese companies (H-shares) listed on the Hong Kong Stock Exchange and included in HSMLCI index.

Shanghai Stock Exchange 180 Index
The Shanghai Stock Exchange 180 'A' Share Index is a capitalization-weighted index. The index tracks the daily price performance of the 180 most representative 'A' share stocks listed on the Shanghai Stock Exchange.

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532 www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: 212 258 1900 Fax: 212 258 1919